December 3, 2024

Aviram Lahav
Chief Financial Officer
ICL Group Ltd.
Millennium Tower, 23 Aranha Street
P.O. Box 20245
Tel Aviv , 61202 Israel

       Re: ICL Group Ltd.
           Form 20-F for the Fiscal year Ended December 31, 2023
           File No. 001-13742
Dear Aviram Lahav:

         We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal year Ended December 31, 2023
D. Property, Plant and Equipment, page 136

1. We note your disclosure for YPH China includes the point of reference for mineral resources on an in-situ basis, and the point of reference for mineral reserves as materials delivered to the processing plant primary crusher. Please revise subsequent filings to include the point of reference for mineral resources and mineral reserves for your other properties, as required by Item 1303(b)(3)(iv) and Item 1304(d)(1) of
       Regulation S-K. Please confirm this disclosure will be included with your summary resource and reserve tables and under your individual property resource and reserve tables.


2. It appears that the resource and reserve disclosure for YPH China is presented on a
       100% basis, however we note from page 33 of your consolidated financial statements that you have a 50% interest in this property. Please revise subsequent
       filings to present resource and reserve quantities based on your attributable interest in the property, as required by Item 1303(b)(3)(iii) of Regulation S-K. December 3, 2024
Page 2


Item 19. Exhibits, page 278

3. We note that you have filed one technical report summary that includes the information concerning resources and reserves on five unrelated properties. A technical report summary is required to be filed for each material property as required by Item 1302(b) of Regulation S-K. Please file a technical report summary for each material property in which you disclose resources and reserves.

       Please consult with your qualified person to ensure the information required under
       Item 601(b)(96)(iii)(B)(18) and (19) is included in each technical report summary that is prepared in support of mineral reserve disclosure. This disclosure should include the entire cash flow analysis that is based on a life-of-mine annual production schedule, which should also be disclosed. Please see Item 601(b)(96)(iii)(A) for information regarding the required paragraphs in the technical report summary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact John Coleman at 202.551.3610 or Craig Arakawa at
202.551.3650 if you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services